

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2016

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re:** **Boxlight Corporation**
> **Amendment No. 16 to Registration Statement on Form S-1**
> **Filed July 11, 2016**
> **File No. 333-204811**

Dear Mr. Elliott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Acquisition of the Boxlight Group, page 7

1. We note your response to prior comment 1. Please continue to update your disclosure regarding the status of your efforts to secure financing for the transactions contemplated by this offering. If you are unable to secure full financing, please substantially revise your disclosure to discuss the business that will exist at closing, rather than the business you hope to build.

Index to Financial Statements

The Boxlight Group

Combined Statements of Operations and Comprehensive Loss, page F-2

2.   We note from page F-24 that you restated your financial statements as of and for the year ended December 31, 2015 and 2014 to properly account for revenue from extended warranty contracts. We also note that the restatement did not impact your financial statements as of and for the three months ended March 31, 2015. Please explain to us why the change in your accounting for these extended warranty contracts did not impact the March 31, 2015 interim financial statements.

Note 1 - Nature of Operations, Basis of Presentation and Accounting Policies

Deferred Revenue, page F-17

3.   We note that you recognize revenue from extended warranty contracts using the straight-line method over the estimated life of the product. Please tell us and revise your filing to explain why you use the estimated life of the product rather than the term of the contract to recognize the revenue from your extended warranty contracts. Refer to the guidance in ASC Topic 605 and reference the specific accounting literature on which you have based your policy.

Exhibits

4.   Please confirm that you have filed a full version of exhibit 10.30, including all exhibits, annexes and attachments. If you have not, please do so with your next amendment.

5.   We note that the consent of your independent auditor incorrectly refers to the report dated May 13, 2016 except for the effects of the restatements as to which the date of July 8, 2016 for Genesis Collaboration, LLC's financial statements as of December 31, 2015 and 2014 and for the years then ended. We also note that the consent incorrectly refers to the report dated May 13, 2016 for the combined financial statements of Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V. as of December 31, 2015 and 2014 and for the years then ended. Prior to requesting effectiveness, please have your independent auditor provide a currently dated consent which references the correct report dates for Genesis Collaboration as May 13, 2016 and for Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V. as May 13, 2016 except for the effects of the restatement as to which the date of July 8, 2016.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery